(Translation)

FILE NO. 82-3311

May 11, 2004

Dear Sirs,

Name of Company: Shiseido Company, Limited
Name of Representative: Morio Ikeda
President & CEO
(Representative Director)
(Code No. 4911, the First Section of the Tokyo Stock Exchange)

Inquiries shall be directed to: Masato Hashikawa
General Manager of Investor Relations Division
(Tel: 03-3572-5111)

Notice of Stock Options (Stock Acquisition Rights)

Notice is hereby given that Shiseido Company, Limited (the "Company"), at the meeting of its Board of Directors held today, resolved that the Company would propose at its 104th Ordinary General Meeting of Shareholders to be held on June 29, 2004, that stock acquisition rights be issued as stock options pursuant to the provisions of Article 280-20 and Article 280-21 of the Commercial Code of Japan, as described below:

Description

1. Reason for the issuance of stock acquisition rights:

To afford incentives to and raise the morale of the directors, corporate officers and employees of the Company and its related group companies to achieving much improved results and secure good human resources and thus to increase the market value of the whole Shiseido Group, the Company intends to issue, free of charge, stock acquisition rights as stock options.

2. Outline of the issuance of stock acquisition rights:

(1) Qualified grantees of stock acquisition rights:

Directors, executive officers and employees of the Company and its related group companies.

(2) Class and number of shares to be issued or transferred upon exercise of stock acquisition rights:

Not exceeding 1,200,000 shares of common stock of the Company.

In the event that the Company divides or consolidates its shares, the said number of shares to be issued or transferred upon exercise of the stock acquisition rights shall be adjusted according to the division/consolidation ratio, in accordance with the following formula; provided, however, that such adjustment shall be made only to the number of shares in respect of which the said stock acquisition rights have not been exercised then, with any fraction of one share occurring upon such adjustment discarded:

Number of shares as adjusted	=	Number of shares before adjustment	x	Division/consolidation ratio

In addition, in the event that after the issue date of the stock acquisition rights, the Company enters into a merger or consolidation or a corporate separation that requires any adjustment to the said number of shares to be issued or transferred upon exercise of the stock acquisition rights, an adjustment shall be made thereto to the extent it is reasonable, by taking into consideration the terms and conditions of the merger or consolidation or the corporate separation.

(3) Total number of stock acquisition rights to be issued:

Not exceeding 1,200 rights (Number of shares to be issued or transferred for each stock acquisition right: 1,000 shares).

Provided, however, that in case of an adjustment to the number of shares as set forth in item (2) above, an adjustment shall be made similarly to the number of shares to be issued or transferred for each stock acquisition right.

(4) Issue price of each stock acquisition right:

Free of charge.

(5) Amount to be paid in upon exercise of each stock acquisition right:

The paid-in amount per share to be issued or transferred upon exercise of each stock acquisition right shall be not less than the average of the daily closing prices (regular way) of the Company's shares on the Tokyo Stock Exchange for 20 days (exclusive of any day on which transactions are not validly made) counting retrospectively from the day immediately preceding the issue date of the stock acquisition rights (with any fraction of one yen rounded upward to the nearest one yen) and not more than an amount obtained by multiplying such average by 1.05 (with any fraction of one yen rounded upward to the nearest one yen), as determined by the Board of Directors; provided, however, that such paid-in amount shall not fall below the closing price on the issue date of the stock acquisition rights.

In the event that the Company divides or consolidates its shares after the issuance of the stock acquisition rights, the said paid-in amount shall be adjusted according to the division/consolidation ratio, in accordance with the following formula, with any fraction

of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

In addition, in the event that the Company issues or transfers new shares at a paid-in price lower than the current market price (exclusive of the issuance or transfer of new shares upon exercise of stock acquisition rights), the said paid-in amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per share}}{\text{Current market price before the issuance of new shares}}}{\text{Number of already issued shares} + \text{Number of newly issued shares}}$$

(6) Stock acquisition right exercise period:

From October 1, 2004 to June 28, 2014, as determined by the Board of Directors.

(7) Terms and conditions of the exercise of stock acquisition rights:

a. Any grantee of stock acquisition rights shall remain in office as director, corporate officer or employee of the Company or its related group companies when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to his/her mandatory retirement age or any other good reason.

b. If any grantee of stock acquisition rights dies prior to the expiration of the stock acquisition right exercise period, only one heir to him/her shall be entitled to succeed to his/her rights and no one can succeed to such heir.

c. Any other term and condition shall be governed by a "contract of granting stock acquisition rights" to be entered into between the Company and the relevant grantee of stock acquisition rights according to the resolutions to be adopted at the 104th Ordinary General Meeting of Shareholders and the meeting of the Board of Directors for the issuance of the stock acquisition rights.

(8) Events and conditions to cancel stock acquisition rights:

a. In the event that a proposition for the approval of a merger agreement under which the Company shall be merged, or a proposition for a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company may cancel the

stock acquisition rights without consideration.

b. In the event that any grantee of stock acquisition rights fails to exercise his/her stock acquisition rights as he/she leaves office as director, corporate officer or employee of the Company or its related group companies before he/she does so, the Company may cancel his/her stock acquisition rights without consideration.

c. In the event that any grantee of stock acquisition rights fails to exercise his/her stock acquisition rights during the stock acquisition right exercise period stipulated in the "contract of granting stock acquisition rights", the Company may cancel his/her stock acquisition rights without consideration.

(9) Restriction on a transfer of stock acquisition rights:

Any transfer of stock acquisition rights shall be subject to the approval of the Board of Directors.

Note) The details described above shall be subject to the approval and adoption of the "Proposition on the Issuance of Stock Acquisition Rights as Stock Options " at the 104th Ordinary General Meeting of Shareholders of the Company to be held on June 29, 2004.

The specific matters concerning the issuance of the stock acquisition rights other than those described above will be determined by resolution at a meeting of the Board of Directors to be held after the said General Meeting of Shareholders.

[For reference: Stock option plans of the Company for the business year from April 1, 2004 to March 31, 2005]

The stock option plans of the Company to be implemented for the business year from April 1, 2004 to March 31, 2005 are, as with those for the business year from April 1, 2003 to March 31, 2004, classified in two broad categories: one for the Directors and corporate officers of the Company and the other for the directors, corporate officers and employees of the Company and its related group companies.

The purposes of the respective stock option plans are described below:

(1) Stock option plan for the Directors and corporate officers of the Company:

Long-term incentive type stock option plan that links an increase of shareholder value on a long-term basis with compensation, placing emphasis on sharing interests with its shareholders.

※ The amount to be paid in upon exercise of each stock acquisition right as described in item (5) of the "outline of the issuance of stock acquisition rights" above:

Average of the daily closing prices of the Company's shares for 20 days counting retrospectively from the day immediately preceding the issue date of the stock acquisition rights, multiplied by 1.05 (with any fraction of one yen rounded upward to the nearest one yen; provided, however, that such amount shall not fall below the closing price on the issue date of the stock acquisition rights).

(2) Stock option plan for the directors, corporate officers and employees of the Company and its related group companies:

Stock option plan as rewards for individual performances of individuals and teams of the Company and its related group companies that substantially contribute to its business performance on a consolidated basis, to inspire can-do spirits of and afford incentives to employees.

※ The amount to be paid in upon exercise of each stock acquisition right as described in item (5) of the "outline of the issuance of stock acquisition rights" above:

Average of the daily closing prices of the Company's shares for 20 days counting retrospectively from the day immediately preceding the issue date of the stock acquisition rights (with any fraction of one yen rounded upward to the nearest one yen; provided, however, that such amount shall not fall below the closing price on the issue date of the stock acquisition rights).

The Company will continue to use these two categories of stock option plans as its incentive policies to promote business activities more aggressively and improve its business performance.

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